SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment #3)*

Aegerion Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00767E102

(CUSIP Number)

Hilary Strain

Alta Partners

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

(415) 362-4022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # 00767E102

13D

Page 2 of 13 pages

(1) Names of Reporting Persons.
Alta BioPharma Partners III, L.P.
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
WC
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6) Citizenship Or Place Of Organization
Delaware

Number Of Shares (7) Sole Voting Power 1,362,131 (a)
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power -0-

(9) Sole Dispositive Power 1,362,131 (a)

(10) Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
1,362,131 (a)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
5.3% (b)
(14) Type Of Reporting Person
PN

(a)   Alta BioPharma Partners III, L.P. (“ABPIII”) has sole voting and dispositive control over these shares of common stock (“Common Stock”) of Aegerion Pharmaceuticals, Inc. (the “Issuer”), except that Alta BioPharma Management III, LLC (“ABMIII”), the general partner of ABPIII, and Farah Champsi (“Champsi”), Edward Hurwitz (“Hurwitz”), and Edward Penhoet (“Penhoet”), directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b)   The percentage set forth in row (13) is based on an aggregate of 25,476,087 shares of Common Stock outstanding as of November 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP # 00767E102

13D

Page 3 of 13 pages

(1) Names of Reporting Persons.
Alta BioPharma Partners III GmbH & Co. Beteiligungs KG
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
WC
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6) Citizenship Or Place Of Organization
Germany

Number Of Shares (7) Sole Voting Power 91,425 (c)
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power -0-

(9) Sole Dispositive Power 91,425 (c)

(10) Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
91,425 (c)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
0.4% (b)
(14) Type Of Reporting Person
PN

(c)   Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”) has sole voting and dispositive control over these shares of Common Stock, except that ABMIII, as the managing limited partner of ABPIIIKG, and Champsi, Penhoet, and Hurwitz, as directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b)   The percentage set forth in row (13) is based on an aggregate of 25,476,087 shares of Common Stock outstanding as of November 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP # 00767E102

13D

Page 4 of 13 pages

(1) Names of Reporting Persons.
Alta BioPharma Management III, LLC
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6) Citizenship Or Place Of Organization
Delaware

Number Of Shares (7) Sole Voting Power -0-
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power 1,453,556(d)
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 1,453,556(d)
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
1,453,556 (d)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
5.7% (b)
(14) Type Of Reporting Person
OO

(d) ABMIII is the general partner of ABPIII and the managing limited partner of ABPIIIKG and shares voting and dispositive power over the shares of Common Stock held by those entities.

(b)   The percentage set forth in row (13) is based on an aggregate of 25,476,087 shares of Common Stock outstanding as of November 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP # 00767E102

13D

Page 5 of 13 pages

(1) Names of Reporting Persons.
Alta Embarcadero BioPharma Partners III, LLC
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
WC
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6) Citizenship Or Place Of Organization
California

Number Of Shares (7) Sole Voting Power 33,519(e)
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power -0-
(9) Sole Dispositive Power 33,519 (e)

(10) Shared Dispositive Power -0-
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
33,519 (e)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
0.1% (b)
(14) Type Of Reporting Person
OO

(e)   Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”) has sole voting and dispositive control over these shares of Common Stock, except that Champsi, Penhoet, and Hurwitz, as managers of AEBPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) The percentage set forth in row (13) is based on an aggregate of 25,476,087 shares of Common Stock outstanding as of November 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP # 00767E102

13D

Page 6 of 13 pages

(1) Names of Reporting Persons.
Farah Champsi
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

(6) Citizenship Or Place Of Organization
U.S.A.

Number Of Shares (7) Sole Voting Power -0-
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power 1,487,075(f)
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 1,487,075(f)
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
1,487,075 (f)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
5.8% (b)
(14) Type Of Reporting Person
IN

 (f)   Champsi is a director of ABMIII and a manager of AEBPIII and shares voting and dispositive control over the shares of Common Stock held by ABPIII, ABPIIIKG and AEBPIII.  Champsi disclaims beneficial ownership of such shares except to the extent of her proportionate pecuniary interest therein.

(b)   The percentage set forth in row (13) is based on an aggregate of 25,476,087 shares of Common Stock outstanding as of November 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP # 00767E102

13D

Page 7 of 13 pages

(1) Names of Reporting Persons.
Edward Penhoet
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

(6) Citizenship Or Place Of Organization
U.S.A.

Number Of Shares (7) Sole Voting Power -0-
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power 1,487,075(g)
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 1,487,075(g)
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
1,487,075 (g)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
5.8% (b)
(14) Type Of Reporting Person
IN

(g)   Penhoet is a director of ABMIII and a manager of AEBPIII and shares voting and dispositive control over the shares of Common Stock held by ABPIII, ABPIIIKG and AEBPIII. Penhoet disclaims beneficial ownership of such shares except to the extent of her proportionate pecuniary interest therein.

(b)   The percentage set forth in row (13) is based on an aggregate of 25,476,087 shares of Common Stock outstanding as of November 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP # 00767E102

13D

Page 8 of 13 pages

(1) Names of Reporting Persons.
Edward Hurwitz
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

(6) Citizenship Or Place Of Organization
U.S.A.

Number Of Shares (7) Sole Voting Power -0-
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power 1,487,075 (h)
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 1,487,075(h)
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
1,487,075 (h)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
5.8% (b)
(14) Type Of Reporting Person
IN

(h)   Hurwitz is a director of ABMIII and a manager of AEBPIII and shares voting and dispositive control over the shares of Common Stock held by ABPIII, ABPIIIKG and AEBPIII. Hurwitz disclaims beneficial ownership of such shares except to the extent of her proportionate pecuniary interest therein.

(b)   The percentage set forth in row (13) is based on an aggregate of 25,476,087 shares of Common Stock outstanding as of November 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP # 00767E102

13D

Page 9 of 13 pages

Item 1.

Security and Issuer.

This Amendment No. 3 to Schedule 13D is being filed to amend the statement on Schedule 13D relating to the common stock, par value $0.001 per share, of Aegerion Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), as initially filed with the Securities and Exchange Commission on November 8, 2010 and amended on October 22, 2012 and November 30, 2012 (as amended, the “Original Schedule 13D”). The Original Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

The principal executive office of the Issuer is located at 101 Main Street Suite 1850, Cambridge, MA 02142. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 5.

Interest in Securities of the Issuer.

Items 5(a), 5(b), and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)

As of December 18, 2012, ABPIII directly held 1,362,131 shares of Common Stock, ABPIIIKG directly held 91,425 shares of Common Stock, and AEBPIII directly held  33,519  shares of Common Stock, representing 5.3%, 0.4% and 0.1%, respectively, of the Issuer’s outstanding Common Stock as of such date.  As the general partner of ABPIII and the managing limited partner of ABPIIIKG, ABMIII beneficially owned an aggregate of 1,453,556 shares of Common Stock, representing 5.7% of the Issuer’s Common Stock outstanding as of such date. Each of the Directors beneficially owned 1,487,075 shares of Common Stock, representing 5.8% of the Issuer’s outstanding Common Stock as of such date.  The percentages set forth in this Item 5 are calculated based upon 25,476,087 shares of Common Stock outstanding as of November 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2012.

(b)

ABPIII has sole voting and dispositive control over 1,362,131 shares of Common Stock.  ABPIIIKG has sole voting and dispositive control over 91,425 shares of Common Stock.  AEBPIII has sole voting and dispositive control over 33,519 shares of Common Stock.  None of the other Reporting Persons owns any securities of the Issuer directly. ABMIII, as the general partner of ABPIII and managing limited partner of ABPIIIKG, shares the power to direct the voting and disposition of the 1,362,131 shares of Common Stock held directly by ABPIII and 91,425 shares of Common Stock held directly by ABPIIIKG and may be deemed to beneficially own the shares of Common Stock held by such entities. By virtue of their positions as directors of ABMIII and managers of AEBPIII, each Director shares the power to direct the disposition and vote of the 1,362,131 shares of Common Stock held directly by ABPIII, the 91,425 shares of Common Stock held directly by ABPIIIKG and the 33,519 shares of Common Stock held directly by AEBPIII and may be deemed to beneficially own the shares of Common Stock held by such entities. Each of the Directors disclaims beneficial ownership of all such shares of Common Stock held by the foregoing funds, except to the extent of his or her proportionate pecuniary interest therein.

(c)

On November 30, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 16,026, 1,076 and 395 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $22.04 per share.

CUSIP # 00767E102

13D

Page 10 of 13 pages

On December 3, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 20,608, 1,384 and 508 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $21.57 per share.

On December 4, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 22,440, 1,507 and 553 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $21.19 per share.

On December 5, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 22,074, 1,482 and 544 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $21.02 per share.

On December 6, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 10,250, 688 and 253 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $21.01 per share.

On December 7, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 15,296, 1,027 and 377 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $20.33 per share.

On December 10, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 7,785, 523 and 192 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $20.47 per share.

On December 11, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 20,904, 1,404 and 515 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $21.11 per share.

On December 12, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 44,889, 3,015 and 1,106 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $22.39 per share.

On December 13, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 13,556, 910 and 334 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $22.00 per share.

On December 14, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 81,815, 5,494 and 2,016 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $22.88 per share.

On December 17, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 21,982, 1,476 and 542 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $22.05 per share.

On December 18, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 68,235, 4,583 and 1,682 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $23.07 per share.

CUSIP # 00767E102

13D

Page 11 of 13 pages

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following supplements Item 6 of the Original Schedule 13D.

On December 12, 2012, ABPIII, ABPIIIKG, and AEBP III, entered into a covered call option contract to sell 45,800, 3,100 and 1,100 shares of the Issuer’s Common Stock, respectively, on the public market.  The Funds received $0.91 per share for selling the right to buy at a strike price of $22.50 with an expiration of December 22, 2012.

Item 7.

Material to be Filed as Exhibits.

Exhibit A:

Joint Filing Statement.

CUSIP # 00767E102

13D

Page 12 of 13 pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 18, 2012

Alta BioPharma Partners III, L.P.

Alta BioPharma Management III, LLC

By: Alta BioPharma Management III, LLC

By:            /s/ Farah Champsi

By:            /s/ Farah Champsi

Farah Champsi, Director

Farah Champsi, Director

Alta Embarcadero BioPharma Partners III, LLC

By:            /s/ Farah Champsi

                Farah Champsi, Manager

Alta BioPharma Partners III GmbH &Co. Beteiligungs KG

By: Alta BioPharma Management III, LLC

By:            /s/ Farah Champsi

                Farah Champsi, Director

                  /s/ Farah Champsi

                 /s/ Edward Hurwitz

                  /s/ Edward Penhoet

CUSIP # 00767E102

13D

Page 13 of 13 pages

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date:  December 18, 2012

Alta BioPharma Partners III, L.P.

Alta BioPharma Management III, LLC

By: Alta BioPharma Management III, LLC

By:            /s/ Farah Champsi

By:            /s/ Farah Champsi

Farah Champsi, Director

Farah Champsi, Director

Alta Embarcadero BioPharma Partners III, LLC

By:            /s/ Farah Champsi

                Farah Champsi, Manager

Alta BioPharma Partners III GmbH &Co. Beteiligungs KG

By: Alta BioPharma Management III, LLC

By:            /s/ Farah Champsi

                Farah Champsi, Director

                  /s/ Farah Champsi

                 /s/ Edward Hurwitz

                  /s/ Edward Penhoet